Annual Report

Cover Page

Name of issuer:

Koios Medical, Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: DE

Date of organization: 4/6/2011

Physical address of issuer:

242 W 38th Street
14th Floor
New York NY 10018

Website of issuer:

https://koiosmedical.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

17

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$372,715.00	$2,465,729.00
Cash & Cash Equivalents:	$46,426.00	$2,123,822.00
Accounts Receivable:	$106,557.00	$31,750.00
Current Liabilities:	$2,107,355.00	$934,027.00
Non-Current Liabilities:	$0.00	$0.00
Revenues/Sales:	$637,331.00	$293,350.00
Cost of Goods Sold:	$267,048.00	$71,355.00
Taxes Paid:	$3,443.00	$1,934.00
Net Income:	($4,804,003.00)	($5,571,268.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Koios Medical, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
R. Chad McClennan	President and CEO	Koios Medical, Inc.	2017
Mark Glasgold	Physician	Glasgold Group	2017
Gregory Moran	Consultant	ZZA, LLC	2017
Christine Li Shuling	VP, Investor (Mitsui & Co., Ltd.)	MBK Healthcare Management	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
R. Chad McClennan	CEO	2017
R. Chad McClennan	CEO and President	2017
William Hulbert	Vice President	2012
Ajit Jairaj	Vice President	2012
Graham Anderson	COO/CFO/Secretary/Treasurer	2017
J. Omar Partida	Chief Development Officer and Vice President	2023
Jonathan Robinson	Vice President	2024

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term

officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
KMed Investments LC	3851661.0 Series A and Series B Participating Preferred	22.12

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company

*will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Forward-looking Statements: Certain information included in this Offering Statement may constitute forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. These statements relate to future events, including the Company's future performance, business prospects, or opportunities. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "target", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "intend", "could", "might", "should", "believe", and similar expressions. The Company has based these forward-looking statements on its current expectations and projections about future events and financial, business and industry trends that it believes might affect its financial condition, results of operations, business strategy, and financial needs. Investors should use their best skeptical judgment when evaluating all disclosures, but particularly forward-looking statements.

Early Market Adoption: While the Company has existed for several years, it is still very much an early stage venture. In 2018, the Company launched a commercially viable product and has thus far not generated revenues to off-set expenses and position the Company for long-term success, and in fact, may never operate successfully or profitably. In addition, the acceptance and use of the Company's products have been delayed due to restrictions placed on the Company's ability to interact with customers in part

due to the impact of Covid-19 and, in fact, may never occur.

Grant Funding: The Company does not currently receive any significant grant funding and utilizes funds from investors and customers to pay its expenses.

Regulatory Uncertainty: The Company must comply with research and regulatory guidelines provided by the Food and Drug Administration (FDA) and other international regulatory bodies and is subject to a certain degree of uncertainty pertaining to the clearance process and research findings required to advance to the next stage of the clearance process. While the Company received FDA clearance for its combined breast and thyroid product, Koios DS, on December 16, 2021, the Company will require additional regulatory clearances or approvals to become ultimately profitable both in the United States and internationally. The Company received its EC Certification for Koios DS on November 30, 2022 providing for CE Marking for its combined breast and thyroid product in Europe. The Company has not yet received clearance for any product in many other international markets, however, and there is no guaranty that the Company will receive such clearances thereby potentially limiting its opportunities to generate revenue.

Founders' Separation from the Company: The founders of the Company left the Company in July 2017, and were replaced by the current management team in July 2017. In November 2018, the Company and the Founders entered into a settlement agreement and the Company repurchased their shares, but note that they have established a competing entity, AI Strategies, LLC, renamed Sonavista, Inc.

Reimbursement Uncertainty: The Company has received Breakthrough Designation from FDA and is working with Market Access and Reimbursement consultants to develop a comprehensive reimbursement strategy for both the near term and the long term. The Company has been in the process of establishing its coverage pathway for Medicare Coverage of Innovative Technology ("MCIT") which may provide for 4 years of national Medicare coverage. The Centers for Medicare & Medicaid Services (CMS) repealed its MCIT final rule published in January 2021 and in June 2023 CMS proposed a new rule (Transitional Coverage for Emerging Technologies (TCET)) regarding the evidence necessary to establish payment to cover a device under Medicare. Coverage under the MCIT/TCET pathway thus remains uncertain. It is also not clear what steps will need to be taken with CMS for MCIT/TCET implementation purposes and the amount of coverage that would be offered under any newly proposed rule. Even if MCIT/TCET coverage is available for 4 years, the Company will need to establish real world evidence for payers to secure long

establish real world evidence for payers to secure long term reimbursement coverage. Although the Company has CPT Category III temporary codes that it may use for tracking emerging technologies, services, and procedures, such codes are intended to facilitate data collection on, and assessment of, these new technologies, services, and procedures and are not reviewed by the Relative Value Update Committee ("RUC") of CMS and therefore do not have payment values associated with them although private insurers may provide payment for such codes. Therefore, to receive widespread payment coverage, companies must collect data via Category III codes and request conversion to Category I status. The conversion process is time consuming, inconvenient, and it is not clear that conversion to Category I status will ultimately be accepted. It is also not clear whether payers may restrict access to the Company's products to certain segments of patient populations or how much or what types of real world evidence will be required to obtain payment coverage. The Company may face substantial evidence hurdles to demonstrate improvements in net health outcomes.

Physician and Healthcare Provider IT Department Adoption: Although the Company has had some initial success with customers, the degree to which physicians and healthcare provider IT departments are willing to adopt the Company's software, trust the system's findings, modify behavior, and be willing to compensate the Company for the software platform are at present unknown, thereby potentially limiting its opportunities to generate revenue.

NIH Grant Obligation: Prior development efforts under the NIH grant included irrevocable non-transferrable rights to license the Company's software. Correspondence from the grant award recipient has indicated that the software is no longer required to fulfill the obligations of the grant, but no additional funding is expected.

Current Financing Needs: The Company has so far produced limited revenues and anticipates that it will not have sufficient funds to continue operations in the short run if it does not receive funds from the Offering. The Company has also suffered operating losses for tax and financial statement purposes. Investors should evaluate the Company's current financial condition in deciding whether to acquire the offered Securities.

Additional Financing Needs: The Company has so far produced limited revenues and therefore, despite FDA clearance and the clearance to operate in other countries and regions such as Europe, Saudi Arabia, the United Arab Emirates, Latin America, Singapore and other country prospects, the Company expects to need additional funds

prospects, the Company expects to need additional funds in the future to help it reach both its short-term and long-term goals, as well as to remain a going concern. There can be no assurance that the Company will be able to obtain such funding at the time that is needed or that such funds will not be on terms that are better than those the Investor is receiving.

Potential Litigation or Arbitration: While the Company is not currently a party to any legal proceedings, it may become a party to certain legal proceedings in the future arising in the ordinary course of their business. Any resulting liability, individually or in the aggregate, could have a material adverse effect on the Company's financial condition, results of operations or liquidity. Although the Company does not believe it has any material outstanding obligation, the Company has not executed a final, non-exclusive, limited licensing agreement with the American College of Radiology for incorporating BI-RADS® ATLAS and TI-RADS™ ATLAS into the Company's software. The Company may have to alter its current products in the future if it does not execute a limited licensing agreement.

Impact of COVID-19: The COVID-19 pandemic had a major impact on the economy and the world as a whole and on the healthcare technology market in particular, especially in the diagnostic imaging space and particularly in breast imaging. According to industry estimates, imaging procedural volumes have dropped between 40% and 80% as patients have stayed away from attending more routine imaging exams for breast (and other) cancer screening. The impact on the Company was most acutely felt during Q2 and early Q3 of 2020, but Covid-19 continues to exert an impact on the Company today. Volumes have continued, and may continue in the future to remain well below historical averages.   The decrease in patient volumes has had a significant, negative impact on customer budgets. Customers may remain reluctant to spend on new technology solutions until imaging procedural volumes become normalized. Customer workplace operations have been disrupted and third party vendors have not had the opportunity to interact effectively with users of technology solutions within their work environments. This lack of interaction has interrupted traditional customer feedback loops and slowed down product development. Moreover, difficulties in scheduling face-to-face meetings has disrupted third party audits, including regulatory audits, and has delayed regulatory clearances and approvals. In sum, the extent to which the COVID-19 pandemic and the related economic crisis will continue to affect the Company's business will depend on future developments that are highly uncertain and cannot be predicted.

AI Talent is in Short Supply: Demand for artificial

intelligence (AI) skills – especially developers, engineers and data scientists -- has continued to expand. There is the risk that the Company will not be able to continue to attract and retain seasoned AI talent. The Company relies on its AI engineering talent to continue to improve its existing products and to build new products for future growth. The impact on future growth may be significant if the Company cannot continue to attract and retain its AI talent.

Restrictions on Transferability -- Lack of Liquidity: Any shares of Preferred Stock offered hereby represent highly illiquid investments and should only be acquired by investors able to commit their funds for an indefinite period of time. There is no trading market for shares of Preferred Stock (or for the shares of Common Stock into which the Preferred Stock is convertible) and there is no expectation that such market will develop in the future. The shares of Preferred Stock are not registered under federal or state securities laws and may not be resold unless they are subsequently registered or an exemption from such registration is available. Transfers of shares of Preferred Stock are subject to a right of first refusal under the Governing Documents and the satisfaction of certain other conditions. Consequently, the purchase of shares of Preferred Stock should be considered only as a long-term and illiquid investment.

No Right to Manage: The Investor will have no right to manage or control the activities of the Company, except to the limited extent provided in the Governing Documents. Therefore, the shareholders will be totally reliant on Management and the Board to manage the business of the Company.

Securities Related Issues: Subscriptions for shares of Preferred Stock are being offered to subscribers pursuant to an exemption from registration provided by Section 4(a)(6) of the Securities Act of 1933, as amended, the regulations promulgated thereunder, and applicable state securities law. If the Offering were deemed not to have complied with the requirements of this exemption, investors might have the right to rescind their purchase and the Company may be subject to civil penalties. In the event of rescission, the Company might face severe financial demands which could adversely affect the Company, its financial condition, and our ability to continue as a going concern.

Conflict of Interests: The Company is subject to actual and potential conflicts of interest arising out of the activities of the management and their affiliates, the structure and terms of the Offering and the operation and management of the Company. One of the members of the Board of

Directors of the Company is appointed by one of the largest investors in the Company, which investor also has certain consent rights regarding the Company's activities.

Indemnification: Certain exculpation and indemnification provisions contained in the Company's Governing documents and other agreements may limit the right of action otherwise available to the Investors and other shareholders and other parties against the management, the Board and other employees, agents, officers or affiliates of any of them.

Competition: The markets for Company products are subject to increasing competition. Competitors may have advantages over the Company in areas such as research and development, financial strength and human resources. The Company is an early mover in AI in ultrasound but there is no guaranty that the Company can sustain its early lead. Academic medical institutions may license high quality AI algorithms to more well-funded competitors. New market entrants such as Exo Imaging have solutions that may gain market acceptance over time. And ultrasound hardware companies such as Samsung or others may adopt a strategy of vertical integration without the Company's involvement.

Cybersecurity: The Company and its customers and business partners maintain significant amounts of personal data electronically. The Company does not store personally identifiable health information but once deployed Company software has access to this data behind customer firewalls. The Company maintains procedures to protect this data when it has remote access to it (e.g. upon installation and upgrading), but ultimately must rely for day to day security upon the cybersecurity practices and procedures of its customers and partners to protect this data. Any compromise of data of our customers, their patients, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers and other business partners, damage our reputation, possibly violate applicable laws and regulations (e.g. HIPAA, GDPR), subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Dependence on Management: The Company is strongly dependent on the business and technical expertise of its management team. There is little possibility that this dependence will decrease in the near term. The contributions of the existing management team to the Company's immediate and near-term business are likely to be of central importance. If the Company were to lose the

support of any member of its management team, or certain key employees, it could negatively affect the Company and its operations.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	20,000,000	4,411,274	Yes
Series A Participating Preferred Stock	6,333,209	6,333,209	Yes
Series B3 Participating Preferred Stock	3,000,000	2,450,820	Yes
Series B2 Participating Preferred Stock	1,200,000	1,175,018	Yes
Series B1 Participating Preferred Stock	1,200,000	1,169,233	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion

Security	Conversion
Warrants:	100,000
Options:	1,720,033

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Mark Glasgold
Issue date	05/16/24
Amount	$30,000.00
Outstanding principal plus interest	$33,146.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Mark Glasgold

Loan

Lender	Marc S. Friedman
Issue date	05/16/24
Amount	$20,000.00
Outstanding principal plus interest	$22,098.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Marc S. Friedman

Loan

Lender	Mark Duhaime
Issue date	05/19/24
Amount	$50,000.00
Outstanding principal plus interest	$55,195.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Mark Duhaime

Revolving Promissory Note - Mark Dandine

Loan

Lender	Joyce Glasgold
Issue date	05/23/24
Amount	$30,000.00
Outstanding principal plus interest	$33,077.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Joyce Glasgold

Loan

Lender	Robert Glasgold
Issue date	06/09/24
Amount	$25,000.00
Outstanding principal plus interest	$27,425.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Robert Glasgold

Loan

Lender	Richard Meyer
Issue date	06/11/24
Amount	$15,000.00
Outstanding principal plus interest	$16,445.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Richard Meyer

Loan

Lender	Roger Cagann
Issue date	07/10/24
Amount	$150,000.00
Outstanding principal plus	[illegible]

Outstanding principal plus interest	$163,019.00 as of 03/31/25
Interest rate	12.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Roger Cagann

Loan

Lender	Bespoke Limited Ventures LLC
Issue date	10/17/24
Amount	$100,000.00
Outstanding principal plus interest	$108,137.00 as of 03/31/25
Interest rate	18.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Bespoke Limited Ventures LLC

Loan

Lender	Bespoke Limited Ventures LLC
Issue date	10/30/24
Amount	$100,000.00
Outstanding principal plus interest	$107,496.00 as of 03/31/25
Interest rate	18.0% per annum
Maturity date	05/01/25
Current with payments	Yes

Revolving Promissory Note - Bespoke Limited Ventures LLC

Loan

Lender	Bespoke Limited Ventures LLC
Issue date	12/25/24
Amount	$50,000.00
Outstanding principal plus interest	$52,367.00 as of 03/31/25
Interest rate	18.0% per annum
Maturity date	05/01/25
Current with payments	Yes

~~Current with payments~~ ~~Yes~~

revolving Promissory Note - Bespoke Limited Ventures LLC

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2023	Regulation D, Rule 506(b)	Preferred stock	$8,000,000	General operations
11/2024	Regulation Crowdfunding	Priced Round	$1,235,000	General operations
3/2025	Section 4(a)(2)	Preferred stock	$675,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Koios Medical, Inc. ("Koios" or the "Company") is an innovative medical technology startup that is currently in the growth stage of its development. The Company has experienced a rapid increase in revenues between 2023 and 2024 while maintaining relatively flat operating costs. Despite operating losses to date, Koios anticipates reaching cash flow positivity and achieving net profitability by 2026. This financial narrative is intended to help prospective investors understand the Company's financial condition, assess the sustainability of its operations, and evaluate the potential impact of the proposed raise of $2 million to $3 million in 2025.

Koios is a Newsweek "World's Best Digital Health Company". AI powered, life-saving software. Proven

Company - AI powered, life saving software. Proven. Growing.

Milestones

Koios was incorporated in the State of Delaware in April 2011.

Since then, we have:

- Rapidly growing market. AI assisted cancer detection. MRI accuracy at a fraction of the cost.

- A Newsweek "World's Best Digital Health Company" for 2024.

- $2B market opportunity. Worldwide network of clinical champions. 100+ sites using our software in over 30 countries.

- Reimbursement eligible. CPT CAT III Codes (0689T, 0690T) issued. FDA, CE Mark, HealthCanada, ANVISA, ANMAT, HSA, MHRA, Saudi FDA, Swissmedic and more regulatory clearances.

- Disruptive AI technology. First mover advantage. Proprietary datasets. Limited competitors.

- Investment terms for current Preferred B-3 investors same as lead strategic institutional investor, Mitsui & Co (Japan).

- Solid management team. Proven track record. Network of world class, engaged clinical advisors.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2024, the Company had revenues of $637,331 compared to the year ended December 31, 2023, when the Company had revenues of $293,350. Our gross margin was 58.1% in fiscal year 2024, and 75.68% in 2023.

- *Assets*. As of December 31, 2024, the Company had total assets of $372,715, including $46,426 in cash. As of December 31, 2023, the Company had $2,465,729 in total assets, including $2,123,822 in cash.

- *Net Loss*. The Company has had net losses of $4,804,003 and net losses of $5,571,268 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities*. The Company's liabilities totaled $2,107,355 for the fiscal year ended December 31, 2024 and $934,027 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

2023 Liquidity Overview
Cash & Cash Equivalents at Year-End: $2,123,822
Net Cash Used in Operating Activities: ($5,597,070)
Cash Raised through Financing Activities: $7,679,968
In 2023, Koios successfully raised nearly $8 million through

In 2023, Koios successfully raised nearly $8 million through preferred and common stock issuances, enabling the company to fund operating losses and end the year with over $2.1 million in cash. This capital supported its growth initiatives and ongoing development activities.

2024 Liquidity Overview

Cash & Cash Equivalents at Year-End: $46,426

Net Cash Used in Operating Activities: ($4,248,874)

Cash Raised through Financing Activities: $2,178,258

Despite continued revenue growth, Koios experienced a significant decline in cash reserves by year-end 2024. The company relied heavily on financing activities, including $1.5 million from a preferred stock offering and $641K from promissory notes. Without additional capital, Koios will not have sufficient liquidity to sustain operations in 2025.We may require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 3 months. Except as otherwise described in this Form C, we do not currently have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new market, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Use of Crowdfunding Proceeds

Koios Medical is seeking to raise between $2 million and $3 million via a Reg CF offering or other sources in 2025. These funds are essential for the company to:

Support ongoing operations and working capital needs

Invest further in R&D and commercialization of its AI-powered diagnostic technologies

Strengthen its sales and marketing efforts to continue scaling revenue

Projected Use of Funds (approximate breakdown):

40% – Sales and marketing

25% – R&D/product development

20% – G&A and operational support

15% – Working capital and contingency

The proceeds from the offering are critical to bridge Koios Medical to its anticipated breakeven point in 2026. Without this capital injection (or an equivalent alternative), the Company may face significant challenges in maintaining operations or achieving its growth targets.

Runway & Short/Mid Term Expenses

Koios' cash in hand is $32,358.67, as of March 2024. Over the last three months, revenues have averaged $99,214.50/month, cost of goods sold has averaged $28,615.14/month, and operational expenses have averaged $355,270.46/month, for an average burn rate of

$284,671.10 per month. Our intent is to be profitable in 2026.Koios' financial performance in 2023 and 2024 reflects a typical trajectory for a high-growth, pre-profit technology company. The significant improvement in revenue with stable operating expenses suggests that the business model is scalable. Assuming continued traction and a successful capital raise in 2025, management believes that the Company is positioned to become cash flow positive and achieve profitability in 2026.

The historical cash flows are not fully representative of expected future performance. Past losses were driven by heavy investment in foundational infrastructure, product development, and market entry. Moving forward, Koios expects more efficient revenue growth and disciplined expense management.The primary material change since our unaudited financials of 12/31/2024 is the increase in revenues due to our largest customer contract to date -- Mid-Rockland Imaging Partners, Inc. (RadNet East). The Company's ability to continue as a going concern, however, remains dependent upon its ability to attain future profitable operations and/or obtain the necessary financing in the interim to meet its obligations and repay liabilities as they become due. The Company's cash balance remains perilously low as the Company continues to raise capital to support operations on a monthly basis. While the Company is continuing its best efforts to achieve its growth plans, there is no assurance that the Company will be successful.

The Company anticipates revenues of $496,407 over the next three months and revenues totaling $1,199,459 over the next six months with new bookings in excess of $1,000,000 over each of the next two rolling three month periods. Operating Expenses over the next three months are projected to be $1,514,944 and over six months are projected to run at $2,917,801. Any forward-looking financial projections ("Projections") contained in any materials provided to prospective investors are subject to a number of risks and uncertainties, and actual results may differ materially. Investors should not place undue reliance on Projections. Projections such as those related to projected revenue and profitability levels are only predictions. No assurances can be given that the future results indicated, whether expressed or implied, will be achieved. While Projections may be presented with numerical specificity, any Projections are based upon a variety of assumptions that may not be realized, and which are highly variable. Because of the number and range of the assumptions underlying any Projections, many of which are subject to significant uncertainties and contingencies that are beyond the reasonable control of the Company, many of the assumptions inevitably will not materialize and unanticipated events and circumstances may occur subsequent to the date of any financial model or projection. Independent public accountants have not examined nor compiled any Projections, and have not expressed an opinion or assurance with respect to any figures provided. The Company does not warrant the accuracy or reliability of the Projections and makes no representation that the financial forecasts will be achieved.

financial forecasts will be achieved.

The Company is not profitable today and may require up to an additional $3,000,000 of investment to reach profitability in 2026. Our results of operations in the future will depend on many factors, but largely on our ability to successfully market our products and technologies. Failure to achieve profitability in the future could adversely affect our ability to raise additional capital and, accordingly, our ability to continue to grow our business. There can be no assurance that we will succeed in addressing any or all of these risks, and the failure to do so could have a material adverse effect on our business, financial condition, and operating results.

If necessary beyond the capital raised in any Reg CF offering, the Company will seek additional equity from accredited investors or bridge capital through the use of convertible notes. On several occasions during its history, the Company has used convertible instruments to bridge to a future equity round.While the Company has incurred substantial losses to date, Koios has shown encouraging signs of scalability and market validation. The anticipated crowdfunding raise in 2025 is necessary to sustain operations and enable continued growth. With the additional capital and expected revenue expansion, Koios projects a path to profitability by 2026.All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, R. Chad McClennan, certify that:

(1) the financial statements of Koios Medical, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Koios Medical, Inc. included in this Form reflects accurately the information reported on the tax return for Koios Medical, Inc. filed for the most recently completed fiscal year.



R. Chad McClennan
President and CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be

approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors

result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

> 120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

> https://koiosmedical.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3
Financials 4
Financials 5
Financials 6

Appendix D: Director & Officer Work History

Ajit Jairaj
Christine Li Shuling
Graham Anderson
Gregory Moran
J. Omar Partida
Jonathan Robinson
Mark Glasgold
R. Chad McClennan
William Hulbert

Appendix E: Supporting Documents

ttw_communications_151621_174226.pdf
ttw_communications_151621_165825.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Appendix B: Investor Contracts

SPV Subscription Agreement

Koios Medical, Inc. Side Letter 2024

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Financials 5

Financials 6

Appendix D: Director & Officer Work History

Ajit Jairaj

Christine Li Shuling

Graham Anderson

Gregory Moran

J. Omar Partida

Jonathan Robinson

Mark Glasgold

R. Chad McClennan

William Hulbert

Appendix E: Supporting Documents

ttw_communications_151621_174226.pdf
ttw_communications_151621_165825.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Koios Medical, Inc.

By

R. Chad McClennan
President & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

R. Chad McClennan
President & CEO
4/21/2025

Graham Anderson
CFO
4/21/2025

mark glasgold
board chairman
4/21/2025

Gregory S. Moran
Director
4/24/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.